EXHIBIT 22

The Dress Barn, Inc. and Subsidiaries

Schedule II- Valuation and Qualifying Accounts
Fiscal Years Ended July 30, 2005, July 31, 2004 and July 26, 2003
(amounts in thousands)

Description	Balance at Beginning of Period	Additions Charge to Income	Adjustments and/or Deductions	Balance at end of Period

Sales Returns and Allowance

Year:

July 30, 2005	$743	$7,842	$7,234	$1,351
July 31, 2004	$–	$11,190	$10,447	$743
July 26, 2003	$–	$–	$–	$–